

FINANCIAL STATEMENT

CastleOak Securities, L.P.
December 31, 2020
With Report of Independent Registered Public Accounting Firm
(SEC ID No. 8-65786)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

SEC FILE NUMBER
8-65786

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___ 01/01/20 ___ AND ENDING ___ 12/31/20 ___
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER – DEALER:

CastleOak Securities, L.P.

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Vesey Street
_____
(No. and Street)

New York   New York   10281
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip J. Ippolito   212-829-4788
_____
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
_____
(Name – if individual, state last, first, middle name)

529 Fifth Avenue   New York   New York   10017
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

X	Certified Public Accountant
	Public Accountant
	Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).
SEC 1410 (06-02).

AFFIRMATION

I, Philip J. Ippolito, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to CastleOak Securities, L.P. (the "Partnership"), as of December 31, 2020, are true and correct. I further affirm that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Philip J. Ippolito
Chief Financial Officer

Notary Public

Heidi M. Castro
Notary Public, State of New York
No. 01CA6094353
Qualified in New York County
Commission Expires June 16, 2023

This report ** contains (check all applicable boxes):

- ☑ Facing Page
- ☑ Report of Independent Registered Public Accounting Firm.
- ☑ Statement of Financial Condition.
- ☐ Statement of Operations.
- ☐ Statement of Cash Flows.
- ☐ Statement of Changes in Partners' Capital.
- ☐ Statement of Changes in Subordinated Borrowings.
- ☑ Notes to Statement of Financial Condition.
- ☐ Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ Computation for Determination of the Reserve Requirements under Exhibit A of SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3.
- ☐ A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ An Oath or Affirmation.
- ☐ A copy of the SIPC Supplemental Report.
- ☐ A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners and Management of
CastleOak Securities, L.P.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CastleOak Securities, L.P. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of CastleOak Securities, L.P. as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CastleOak Securities, L.P.'s management. Our responsibility is to express an opinion on CastleOak Securities, L.P.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to CastleOak Securities, L.P. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit presents a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as CastleOak Securities, L.P.'s auditor since 2020.
New York, New York
March 30, 2021

CITRIN COOPERMAN & COMPANY, LLP
529 FIFTH AVENUE NEW YORK, NY 10017 | TEL 212.697.1000 | FAX 212.697.1004   CITRINCOOPERMAN.COM
AN INDEPENDENT FIRM ASSOCIATED WITH MOORE STEPHENS

CastleOak Securities, L.P.

Statement of Financial Condition

December 31, 2020

(In Thousands)

Assets		
Cash and cash equivalents	$	10,940
Cash segregated under federal and other regulations		75
Receivables from former related broker-dealer		195
Receivables from broker-dealers and clearing brokers		7,056
Receivables from employees		150
Other assets		3,489
Fixed assets, net		1,905
Total assets	**$**	**23,810**

Liabilities and Partners' Capital		
Accounts payable and accrued liabilities	$	6,040
Accrued compensation		4,034
Payables to former related parties		372
Payroll Protection Plan loan		1,106
Total liabilities		**11,552**

Commitments and contingencies (Note 7)

Partners' capital		
General partner		12,067
Limited partner		191
Total partners' capital		**12,258**
Total liabilities and partners' capital	**$**	**23,810**

See notes to financial statement.

CastleOak Securities, L.P.

Notes to Financial Statement

December 31, 2020

(In Thousands)

1. General and Summary of Significant Accounting Policies

Description of Business

CastleOak Securities, L.P. (the "Partnership"), is a limited partnership organized under the laws of the State of Delaware. The Partnership is a registered broker-dealer with the Securities Exchange Commission ("SEC"). As of April 2020, the Partnership is owned by CastleOak Management, LLC, the managing "General Partner" and an affiliated limited partnership. Previously it was 55.7% owned by the General Partner," and CastleOak Management Holdings, LLC ("COMH" – 44.3%), the "Limited Partner." COMH is a wholly owned subsidiary of Cantor Fitzgerald, L.P. ("CFLP").

The Partnership engages primarily in institutional brokerage, specializing in capital markets issuance, underwriting group participation and private placement of securities, which are supported by a sales and trading team specializing in equity and fixed income products.

Basis of Presentation

The financial statement is presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

Management makes estimates and assumptions that affect the reported amounts of the assets and liabilities, and the disclosure of contingent assets and liabilities. Management believes that the estimates utilized in preparing the financial statement are reasonable. Estimates, by their nature, are based on judgment and available information. As such, actual results could differ materially from the estimates included in the financial statement.

Revenue Recognition

Investment Banking

Investment banking includes underwriting public and private offerings of equity/equity-linked and debt securities in connection with mergers and acquisitions, restructurings and other transactions. Generally, the Partnership's underwriting transactions represent a single performance obligation which is the sale of the customer's securities. Revenue from these activities is recognized at a point in time on the trade-date because the Partnership has a present right to payment for the service performed and the customer has a right to the net cash proceeds.

1. General and Summary of Significant Accounting Policies (*continued*)

As a practical expedient, costs associated with investment banking are expensed as incurred because contract terms are generally less than one year. Expenses are recorded on a gross basis in the Partnership's Statement of Operations because the Partnership is acting as a principal in the transaction. Any cost reimbursements are recognized as revenue when the costs are incurred and the reimbursements are due from the customer.

Principal Transactions

Principal transaction revenues are primarily derived from matched principal transactions, whereby the Partnership simultaneously agrees to buy securities from one customer and sell them to another customer. Revenues earned from principal transactions represent the spread between the buy and sell price of the brokered securities or derivative. Principal transaction revenues and related expenses are recognized on a trade-date basis.

Commissions

Commissions revenue is derived from securities transactions whereby the Partnership connects buyers and sellers in the OTC and exchange markets. These transactions result from the provision of service related to executing transactions for clients. Commissions revenue is recognized at a point in time on the trade-date when the customer obtains control of the asset and can direct the use of and obtain substantially all the remaining benefits from the asset. The Partnership records a receivable between the trade-date and settlement date when payment is received.

Other Revenue

Other revenue is derived primarily from providing clients access to a web-based portal in order to purchase and sell money market funds. The Partnership earns a percentage of the average daily assets invested per client on the portal, which is managed by a third party. The revenue is recognized at a point in time when the average daily asset balance is received by the Partnership after the client has commenced trading. The Partnership records a receivable between the trade-date and when payment is received.

Cash and Cash Equivalents

The Partnership considers all highly liquid investments with maturity dates of 90 days or less at the date of acquisition that are not segregated under regulatory requirements to be cash equivalents.

CastleOak Securities, L.P.

Notes to Financial Statement (*continued*)

December 31, 2020

(In Thousands)

1. General and Summary of Significant Accounting Policies (*continued*)

Cash Segregated Under Federal and Other Regulations

Cash segregated under federal and other regulations are segregated for the protection of customers.

Receivables from Broker-Dealers and Clearing Brokers

Receivables from broker-dealers and clearing brokers represents fees receivable from investment banking activities and other receivables from unaffiliated clearing brokers.

Receivables from Former Related Broker-Dealer

Receivables from a former related broker-dealer represents clearing deposits held at Cantor Fitzgerald & Co. ("CF&Co"), a registered broker-dealer with the SEC, and subsidiary of CFLP.

Forgivable Loans and Receivables from Employees, net

The Partnership has entered into various agreements with certain of its employees whereby these individuals receive forgivable loans. These employee forgivable loans are recorded at historical value and are amortized using the straight-line method over the service period, which is generally two or three years. During the year, the Partnership fully amortized the forgivable loans. As of December 31, 2020, the Partnership had $150 of Receivables from employees presented on the Statement of Financial Condition.

Fixed Assets, net

Fixed Assets, net consist primarily of leasehold improvements, furniture, computers and equipment recorded at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the assets' estimated useful economic lives, which for leasehold improvements is the remaining lease terms of approximately 10 years, and five to seven years for other fixed assets.

The Partnership evaluates fixed assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Leases

The Partnership enters into leasing arrangements in the ordinary course of business as a lessee of office space, data centers and office equipment. The Partnership recognizes its leases in

1. General and Summary of Significant Accounting Policies (*continued*)

accordance with Accounting Standards Codification "ASC" Topic 842, *Leases* ("ASC 842"). The guidance increases transparency and comparability by requiring the recognition of right-of-

use assets and lease liabilities on the Statement of Financial Condition.

The Partnership conducts an analysis of contracts, including real estate leases and service contracts to identify embedded leases, to determine the initial recognition of right-of-use assets ("ROU") and lease liabilities, which require subjective assessment over the determination of the associated discount rates.

ROU lease assets represent the Partnership's right to use an underlying asset for the lease term, and lease liabilities represent the Partnership's obligation to make lease payments arising from the lease. Other than for leases with an initial term of 12 months or less, operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most leases do not provide an implicit rate, the Partnership uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Partnership will exercise that option. Lease expense pertaining to operating leases is recognized on a straight-line basis over the lease term.

The Partnership has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Partnership is reasonably certain to exercise. The Partnership recognizes lease costs associated with short-term leases on a straight-line basis over the lease term.

The Partnership's office space leases require it to make variable payments for the Partnership's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Income Taxes

Income taxes are accounted for under U.S. GAAP ASC Topic 740, *Income Taxes*, using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are

1. General and Summary of Significant Accounting Policies (*continued*)

measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be

recognized, a valuation allowance would be established to offset their benefit.

ASC Topic 740 clarifies the accounting for income taxes by prescribing a "more likely than not" recognition threshold that a tax position is required to meet before being recognized in the financial statements. In addition, the guidance clarifies the measurement of uncertain tax positions, classification of interest and penalties, and requires additional disclosures on tax reserves.

Recently Adopted Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, *Financial Instruments—Credit Losses (Topic 326)—Measurement of Credit Losses on Financial Instruments*, which requires financial assets that are measured at amortized cost to be presented, net of an allowance for credit losses, at the amount expected to be collected over their estimated life. Expected credit losses for newly recognized financial assets, as well as changes to credit losses during the period, are recognized in earnings. For certain purchased financial assets with deterioration in credit quality since origination ("PCD assets"), the initial allowance for expected credit losses will be recorded as an increase to the purchase price. Expected credit losses, including losses on off-balance-sheet exposures such as lending commitments, will be measured based on historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. The new standard became effective for the Partnership beginning January 1, 2020, under a modified retrospective approach, and early adoption is permitted. The adoption of this guidance did not have a material impact on the Partnership's financial statements.

On January 1, 2020, the Partnership adopted Topic 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in retained earnings. For financial assets measured at amortized cost (e.g., cash and cash equivalents and receivables from broker dealers and clearing brokers), the Company has concluded that there are deminimus expected credit losses based on the nature and contractual life or expected life of the financial assets and immaterial historic and expected losses.

2. Receivable from Broker-Dealers and Clearing Brokers

At December 31, 2020, Receivables from broker-dealers and clearing brokers consisted of the following:

Receivables from clearing brokers	$	3,823
Receivables from broker-dealers		3,233
	$	7,056

Receivables from broker-dealers represent fees receivable from investment banking activities. Receivables from clearing brokers represent other receivables and margin from unaffiliated clearing brokers.

3. Fixed Assets, net

At December 31, 2020, Fixed Assets, net consisted of the following:

	Cost		Accumulated Depreciation and Amortization		Net Book Value	
Communication Equipment	$	84	$	(2)	$	82
Computers		65		(2)		63
Furniture		310		(7)		303
Leasehold Improvements		1,478		(21)		1,457
	$	1,937	$	(32)	$	1,905

CastleOak Securities, L.P.

Notes to Financial Statement (*continued*)

December 31, 2020

(In Thousands)

4. Related Party Transactions

Prior to July 1, 2020, CF&Co provided clearing and settlement services, under contractual agreements, to the Partnership. In connection with these services, CF&Co collected the brokerage revenue and remitted to the Partnership on a monthly basis. In addition, CF&Co charged fees on a per-ticket basis, dependent upon the product traded. At December 31, 2020, $138 is included in Receivables from former related broker-dealer in the Partnership's Statement of Financial Condition.

Prior to November 1, 2020, CFLP provided the Partnership with administrative services, and other support for which they charged the Partnership based on the cost of providing such services. Such support includes allocations for utilization of fixed assets, accounting, treasury, operations, human resources, and legal services. At December 31, 2020, the unpaid balances are included in Payables to related parties in the Partnership's Statement of Financial Condition.

In 2020, the Partnership fully paid a subordinated borrowing it had with an affiliate. See Note 9 – Subordinated Borrowings and Note 13 -Subsequent Events.

5. Income Taxes

The components of the income tax expense (benefit) for the year ended December 31, 2020, are summarized below:

	Current	Deferred	Total
Local	$ 187	$ -	$ 187
Total	$ 187	$ -	$ 187

5. Income Taxes (*continued*)

The Partnership had an effective tax rate of 1.7%, which is different from the New York City ("NYC") Unincorporated Business Tax ("UBT") statutory rate of 4.0% due primarily to business income allocated outside of NYC.

The Partnership analyzed its tax positions with respect to applicable income tax issues for open tax years in each respective jurisdiction and determined that there were no material tax liabilities as of December 31, 2020. The Partnership recognizes interest and penalties, if any, related to unrecognized tax benefits in Provision for income taxes in the Partnership's Statement of Operations. As of December 31, 2020, the Partnership did not accrue any interest or penalties. The Partnership is not presently under examination for United States federal, state, and local income tax purposes, and is no longer subject to examination by tax authorities for the years prior to 2016 in all jurisdictions.

The Partnership is taxed as a U.S. partnership. Under applicable federal and state laws, the taxable income or loss of a limited partnership is allocated to each partner based upon its ownership interest. Each partner's tax status, in turn, determines the appropriate income tax for its allocated share of taxable income or loss. The Partnership is subject to the UBT in NYC for which it records an income tax provision.

6. Regulatory Requirements

As a registered broker-dealer, the Partnership is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1). The Partnership has elected to compute its net capital using the basic method which requires the maintenance of minimum capital of $250 or 6 2/3% of aggregate indebtedness. At December 31, 2020, the Partnership had net capital of $10,403 which was $10,112 in excess of its required net capital. The Partnership segregated cash of $75 into a special reserve account for the exclusive benefit of customers as of December 31, 2020.

7. Commitments and Contingent Liabilities

Legal Matters – In the ordinary course of business, various legal actions are brought and may be pending against the Partnership. The Partnership is also involved, from time to time, in other reviews, investigations and proceedings by governmental and self-regulatory agencies (both formal and informal) regarding the Partnership's business. Any such actions may result in judgments, settlements, fines, penalties, injunctions or other relief.

From time to time, the Partnership and its affiliates are involved in litigation, claims and arbitrations, relating to various employment matters, including with respect to termination of employment, hiring of employees currently or previously employed by competitors, terms and

7. Commitments and Contingent Liabilities (*continued*)

conditions of employment and other matters. In light of the competitive nature of the brokerage industry, litigation, claims and arbitration between competitors regarding employee hiring are not uncommon.

Legal reserves are established in accordance with FASB guidance on *Accounting for Contingencies*, when a material legal liability is both probable and reasonably estimable. Once established, reserves are adjusted when there is more information available or when an event occurs requiring a change. The outcome of such items cannot be determined with certainty. The Partnership is unable to estimate a possible loss or range of loss in connection with specific matters. Management believes that, based on currently available information, the final outcome of current pending matters will not have a material adverse effect on the Partnership taken as a whole.

8. Counterparty Credit Risk

Risks and Uncertainties

The Partnership generates revenues by providing securities brokerage, trading, and underwriting services to institutional customers. Revenues for these services are transaction based. As a result, the Partnership's revenue could vary based on the transaction volume of the global financial markets.

COVID-19 – During 2020, the World Health Organization declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The financial performance of the Partnership is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Partnership's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Credit Risk – Credit risk arises from potential non-performance by counterparties. The Partnership has established policies and procedures to manage the exposure to credit risk. The Partnership maintains a thorough credit approval process to limit exposure to counterparty risk and employ stringent monitoring to control the counterparty risk for the matched principal businesses. The Partnership's account opening and counterparty approval process includes

8. Counterparty Credit Risk (*continued***)**

verification of key customer identification, anti-money laundering verification checks and a credit review of financial and operating data. The credit review process includes establishing an internal rating and any other information deemed necessary to make an informed credit decision, which may include financials, correspondence, due diligence calls and a visit to the entity's premises, as necessary.

Market Risk - Market risk refers to the risk that a change in the level of one or more market prices, rates, indices or other factors will result in losses for a specified position. The Partnership may allow certain of its desks to enter into unmatched principal transactions in the ordinary course of business and hold long and short inventory positions. These transactions are primarily for the purpose of facilitating clients' execution needs, adding liquidity to a market or attracting additional order flow. As a result, the Partnership may have market risk exposure on these transactions. The Partnership's exposure varies based on the size of its overall positions, the risk characteristics of the instruments held and the amount of time the positions are held before they are disposed of. All positions held longer than intra-day are marked-to-market.

The Partnership attempts to mitigate its market risk on these positions by strict risk limits, extremely limited holding periods and hedging. However, there is no assurance that these procedures and limits will be effective at limiting unanticipated losses in the future. Adverse movements in the securities positions or a downturn or disruption in the markets for these positions could result in a substantial loss. In addition, principal gains and losses resulting from these positions could on occasion have a disproportionate effect, positive or negative, on the Partnership's financial condition and results of operations for any particular reporting period.

Operational Risk – In providing a comprehensive array of products and services, the Partnership may be exposed to operational risk. Operational risk may result from, but is not limited to, errors related to transaction processing, breaches of internal control systems and compliance requirements, fraud by employees or persons outside the Partnership or business interruption due to systems failures or other events. Operational risk may also include breaches of the Partnership's technology and information systems resulting from unauthorized access to confidential information or from internal or external threats, such as cyber attacks. Operational risk also includes potential legal or regulatory actions that could arise as a result of noncompliance with applicable laws and/or regulatory requirements. In the case of an operational event, the Partnership could suffer a financial loss as well as reputational damage.

9. Subordinated Borrowings

The Partnership had a subordinated revolving line of credit of up to $5,000 with CF&Co which was used to facilitate investment banking transactions. The interest rate on this line of credit was 10% with a scheduled maturity date on July 12, 2020. The Partnership repaid the subordinated borrowings and has no outstanding balance as of December 31, 2020.

10. Paycheck Protection Program

On May 1, 2020, the Partnership received loan proceeds of approximately $1,105 under the Paycheck Protection Program ("PPP"). The PPP, which was established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times certain average monthly payroll expenses of the qualifying business. The loan and accrued interest, or a portion thereof, may be forgiven after 24 weeks so long as the borrower uses the loan proceeds for eligible purposes including payroll, benefits, rent, mortgage interest and utilities, and maintains its payroll levels, as defined by the PPP. At least 60% of the loan proceeds must be spent on payroll costs, as defined by the PPP for the loan to be eligible for forgiveness. The PPP loan matures two years from the date of first disbursement of proceeds to the Partnership (the "PPP Loan Date") and accrues interest at a fixed rate of 1%. Payments are deferred for at least the first six months and payable in 18 consecutive monthly installments of principal and accrued unpaid interest commencing upon expiration of the deferral period of the PPP Loan Date. As of December 31, 2020, the Partnership believes it has used the proceeds for purposes consistent with the PPP, however, there can be no assurances that the Partnership will ultimately meet the conditions for forgiveness of the loan or that the Partnership will not take actions that could cause the Partnership to be ineligible for forgiveness of the loan, in whole or in part.

In order to apply for the PPP Loan, the Partnership certified that, among other things, the current economic uncertainty made the PPP Loan request necessary to support its ongoing operations. In addition, PPP loans under the CARES Act may be subject to certain rules, regulations and procedures applicable to the Small Business Administration's ("SBA") Loan Program, which includes PPP loans under the CARES Act. The interpretation and applicability of these rules, regulations and procedures is unclear, as some of them have not been referenced in the CARES Act itself or in the guidance and interpretations issued by the SBA to date. If it is determined that the Partnership was not eligible to receive the PPP Loan, or that the Partnership has not adequately complied with the rules, regulations and procedures applicable to the SBA's Loan Program, the Partnership could be subject to penalties and could be required to repay the PPP Loan in its entirety.

10. Paycheck Protection Program (*continued*)

U.S. GAAP does not contain authoritative accounting standards for forgivable loans provided by governmental entities to a for-profit entity. Absent authoritative accounting standards, interpretative guidance issued and commonly applied by financial statement preparers allow for the selection of accounting policies amongst acceptable alternatives. Based on the facts and circumstances, the Partnership has determined it most appropriate to account for the PPP loan proceeds under the debt model. Under the debt model, the Partnership recognizes the proceeds received as debt, recognizes periodic interest expense in the period in which the interest accrues at the stated interest rate and defers recognition of any potential forgiveness of the loan principal or interest until the period in which the Partnership has been legally released from its obligation by the lender. The Partnership deemed the debt model to be the most appropriate accounting policy for this arrangement as the underlying PPP loan is a legal form of debt and there are significant contingencies outside of the control of the Partnership, mainly related to the third-party approval process for forgiveness.

11. Revenue from Contracts with Customers

See Note 1 — General and Summary of Significant Accounting Policies for information on the recognition of the Partnership's revenue from contracts with customers.

Contract Balances – The timing of the Partnership's revenue recognition may differ from the timing of payment by its customers. The Partnership records a receivable when revenue is recognized prior to payment and the Partnership has an unconditional right to payment.

Alternatively, when payment precedes the provision of the related services, the Partnership records deferred revenue until the performance obligations are satisfied.

The Partnership had no deferred revenue as of December 31, 2020.

The Partnership had receivables related to revenue from contracts with customers of $577 and $3,233 at December 31, 2019 and 2020, respectively. The Partnership had no impairments related to these receivables during the year ended December 31, 2020.

Contract Costs – The Partnership capitalizes costs to fulfill contracts associated with different lines of its business where the revenue is recognized at a point in time and the costs are determined to be recoverable. Capitalized costs to fulfill a contract are recognized at the point in time that the related revenue is recognized. At December 31, 2020, there were no capitalized costs recorded to fulfill contracts.

12. Leases

The Partnership, acting as a lessee, has an operating lease related to office space in New York City. The lease has a remaining lease term of 10.2 years. The Partnership recognizes lease expense for this operating lease on a straight-line basis over the lease term and variable lease expense not included in the lease payment measurement is recognized as incurred. Pursuant to the accounting policy election, leases with an initial term of 12 months or less are not recognized on the Statement of Financial Condition.

ASC 842, Leases requires the Partnership to make certain assumptions and judgements in applying the guidance, including determining whether an arrangement includes a lease, determining the term of a lease when the contract has renewal or cancelation provisions, and determining the discount rate.

The Partnership determines whether an arrangement is or includes a lease at contract inception by evaluating whether the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. If the Partnership has the right to obtain substantially all of the economic benefits from, and can direct the use of, the identified asset for a period of time, the Partnership accounts for the identified asset as a lease. The Partnership has elected the practical expedient to not separate lease and non-lease components for all leases other than real estate leases. The primary non-lease component that is combined with a lease component is operating expenses such as utilities, maintenance or management fees.

As the rate implicit in the lease is not usually available, the Partnership used an incremental borrowing rate ("IBR") based on the information available at the adoption date of the new leases standard in determining the present value of lease payments for existing leases. The Partnership elected to use a portfolio approach to IBR, applying corporate bond rates to the leases. The Partnership calculated the appropriate rates with reference to the lease term and lease currency. The Partnership will use information available at the lease commencement date to determine the discount rate for any new leases.

As of December 31, 2020, the Partnership does not have any leases that have not yet commenced but that create significant rights and obligations.

Supplemental information related to the Partnership's operating lease is as follows:

CastleOak Securities, L.P.

Notes to Financial Statement (*continued*)

December 31, 2020

(In Thousands)

12. Leases *(continued)*

	Classification in Statement of Financial Condition	As of December 31, 2020	
Assets			
Operating lease right-of-use assets	Other assets	$	2,515
Liabilities			
Operating lease liabilities	Accounts payable and accrued liabilities $		3,588

Weighted-average remaining lease term	As of December 31, 2020
Operating leases (years)	10.2
Weighted-average discount rate	
Operating leases	6.5%

	Classification in Statement of Operations	Year Ended December 31, 2020	
Operating lease cost	Occupancy and equipment	$	394

There was no cash paid for obligations included in the measurement of lease liabilities for year ended December 31, 2020. The following table shows the Partnership's future lease payments under its operating lease terms:

Years Ending December 31,	Operating Leases	
2021	$	400
2022		480
2023		480
2024		480
2025		525
2026 and thereafter		2,712
Total lease payments	$	5,077
Less imputed interest		(1,489)
Total lease liability	$	3,588

CastleOak Securities, L.P.

Notes to Financial Statement (*continued*)

December 31, 2020

(In Thousands)

13. Subsequent Events

On March 12, 2021, the Partnership and Pershing LLC have entered into a $3 Million Revolving Subordinated Agreement payable in two years with an interest rate of 1.25%. Any borrowing under this revolving subordinated agreement will be considered as capital when funded. Pursuant to subsection (d) of SEC Rule 15c3-1, such amounts shall not be considered as Equity in the calculations of Partnership's Debt/Equity ratio.

The Partnership has evaluated subsequent events through the date the financial statements were issued. There have been no other material subsequent events that would require recognition in these financial statements or disclosure in the notes to financial statements.